Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D (including any amendments thereto) relating to the beneficial ownership of Common Stock, $0.0001 par value per share, of Adolor Corporation is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:	November 7, 2011

CUBIST PHARMACEUTICALS, INC.

By:	/s/ Tamara L. Joseph
Name:	Tamara L. Joseph
Title:	Senior Vice President, General Counsel and Secretary

FRD ACQUISITION CORPORATION

By:	/s/ Tamara L. Joseph
Name:	Tamara L. Joseph
Title:	Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF CUBIST AND PURCHASER

The names of the directors and executive officers (or functional equivalents) of Cubist and Purchaser and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer (or functional equivalent) has been so employed for a period in excess of five years. Unless otherwise indicated, (i) the principal business address for each director and officer of Cubist and Purchaser is 65 Hayden Ave, Lexington, MA 02421, and the business telephone number for each such director or officer is (781) 860-8660. Unless otherwise indicated, each director and executive officer (or functional equivalent) is a citizen of the United States.

Cubist Directors and Executive Officers:

Michael W. Bonney	President, Chief Executive Officer and Director
Robert J. Perez, MBA	Executive Vice President, Chief Operating Officer
Steven C. Gilman, Ph.D.	Executive Vice President, Research & Development and Chief Scientific Officer
Tamara L. Joseph, J.D.	Senior Vice President, General Counsel and Secretary
Charles Larenjeira	Senior Vice President, Technical Operations
David W.J. McGirr, MBA	Senior Vice President and Chief Financial Officer
Gregory Stea	Senior Vice President, Commercial Operations
Santosh Vetticaden, Ph.D., M.D.	Senior Vice President, Chief Medical and Development Officer
Kenneth M. Bate, MBA	Director, Non-Executive Chair
Mark H. Corrigan, M.D.	Director
Nancy J. Hutson, Ph.D.	Director
Leon O. Moulder, Jr., MBA	Director
Martin Rosenberg, Ph.D.	Director
J. Matthew Singleton, MBA, CPA	Director
Martin H. Soeters	Director
Michael B. Wood, M.D.	Director

Mr. Bonney has served as our President and Chief Executive Officer and as a member of the Board of Directors of Cubist since June 2003. From January 2002 to June 2003, he served as Cubist’s President and Chief Operating Officer. Mr. Bonney is a director of NPS Pharmaceuticals, Inc. and is the Chair of the Bates College Board of Trustees. Mr. Bonney is also a board member of the Pharmaceutical Research and Manufacturers of America (PhRMA).

Mr. Perez has served as Cubist’s Executive Vice President and Chief Operating Officer since August 2007. Prior to this, he was Cubist’s Senior Vice President, Commercial Operations from July 2004 to August 2007. From August 2003 to July 2004, he served as Cubist’s Senior Vice President, Sales and Marketing. Mr. Perez is a director of AMAG Pharmaceuticals, Inc.

Dr. Gilman has served as Cubist’s Executive Vice President, Research & Development and Chief Scientific Officer since September 2010. Prior to this, he served as Cubist’s Senior Vice President, Discovery & Nonclinical Development and Chief Scientific Officer from February 2008 to September 2010. From April 2007 until February 2008, Dr. Gilman served as Chairman of the Board of Directors and Chief Executive Officer of ActivBiotics. From 2004 to April 2007, he served as President, Chief Executive Officer, and a member of the Board of Directors of ActivBiotics. Dr. Gilman serves on the boards of directors of the Massachusetts Biotechnology Association and Inhibikase Therapeutics (a privately held biotechnology company), and serves on the Pennsylvania State University Biotechnology Advisory Board.

Ms. Joseph has served as Cubist’s Senior Vice President, General Counsel and Secretary since May 2008. Ms. Joseph was Executive Vice President, General Counsel and Company Secretary of Mayne Pharma Ltd. from July 2006 until joining Cubist. Previously, Ms. Joseph was Vice President, General Counsel and Secretary, at Transkaryotic Therapies, Inc. from 2005 to 2006, and before that, Ms. Joseph worked at Biogen Idec from 1998 to

2005, based in Paris, France, where she established and then had overall responsibility for the international legal and public affairs functions of Biogen Idec’s international operations, serving as Vice President, International, Legal, from March 2002 until she left Biogen Idec in 2005.

Mr. Larenjeira has served as Cubist’s Senior Vice President of Technical Operations since June 2011. Prior to that, Mr. Laranjeira served as Bristol-Myers Squibb’s Vice President of Latin America, Asia Pacific & Japan from July 2009 to February 2011, where he was responsible for regional operations management and product supply management to all markets within those regions. Prior to that, Mr. Laranjeira was Vice President of Asia Pacific and Japan from March 2008 to July 2009, and Vice President & General Manager from January 2003 to March 2008. His earlier positions with Bristol-Myers Squibb include various roles of increasing responsibilities in technical operations, manufacturing, and industrial engineering in Spain, Australia, and the United States. Mr. Laranjeira holds a B.S. in Industrial Administration from the New Jersey Institute of Technology.

Mr. McGirr has served as Cubist’s Senior Vice President and Chief Financial Officer since November 2002. He also served as Cubist’s Treasurer from November 2002 until January 2003. Mr. McGirr served as Chief Operating Officer of Hippo Inc., or Hippo, from October 1999 to October 2002 and as President of Hippo over an approximately two-year period during that time, ending in October 2002. Mr. McGirr also served as a director of Hippo from October 1999 until October 2003. In December 2003, Hippo liquidated under Chapter 7 of the Federal bankruptcy laws.

Mr. Stea has served as Cubist’s Senior Vice President, Commercial Operations since February 2009. Prior to this, he served as Cubist’s Vice President, Sales and Marketing from September 2007 to February 2009. Previously, Mr. Stea served as Cubist’s Vice President, Sales, from July 2005 to August 2007, and Cubist’s Executive Director, Sales, from August 2002 to June 2005.

Dr. Vetticaden has served as Cubist’s Senior Vice President, Chief Medical and Development Officer since September 2010. Prior to this, he was Cubist’s Senior Vice President, Clinical Development and Chief Medical Officer from December 2008 to September 2010. Dr. Vetticaden served as a consultant from August 2008 until joining Cubist. From February 2007 to August 2008, he was Senior Vice President and Chief Medical Officer at Maxygen, Inc. Previously, from April 2003 to February 2007, Dr. Vetticaden was Vice President, Clinical Research, at Scios, Inc., a subsidiary of Johnson & Johnson, and was responsible for all development for Phase 1 through Phase 4 trials.

Mr. Bate has served as one of Cubist’s directors since June 2003 and became Cubist’s lead director in June 2006. Since May 2009, Mr. Bate has served as President and Chief Executive Officer of Archemix Corp., a privately-held biotechnology company. From January 2007 to April 2009, Mr. Bate was President and Chief Executive Officer of Nitromed, Inc., or Nitromed. From March 2006 until January 2007, Mr. Bate was Chief Operating Officer and Chief Financial Officer of Nitromed. From January 2005 to March 2006, he was employed at JSB Partners, a firm Mr. Bate co-founded that provides banking and advisory services to biopharmaceutical companies. From 2002 to January 2005, Mr. Bate was head of commercial operations and Chief Financial Officer at Millennium Pharmaceuticals, Inc. Mr. Bate is a director of AVEO Pharmaceuticals, Inc., BioMarin Pharmaceuticals, Inc. and TransMedics, Inc. During the previous five years, Mr. Bate also has served as a director of NitroMed and Coley Pharmaceutical Group, Inc.

Dr. Corrigan is a citizen of the United States, Ireland and Switzerland, and has served as one of Cubist’s directors since June 2008. Since January 2010, Dr. Corrigan has served as President and Chief Executive Officer of Zalicus, Inc. (formerly known as CombinatoRx, Incorporated). He is also a member of the Board of Directors of Zalicus, Inc. From April 2003 to December 2009, Dr. Corrigan was Executive Vice President, Research and Development at Sepracor, Inc., which recently changed its name to Sunovion.

Dr. Hutson has served as one of Cubist’s directors since June 2008. She retired from Pfizer in 2006 after spending 25 years in various research and leadership positions, most recently serving as Senior Vice President, Pfizer Global Research and Development and Director of Pfizer’s pharmaceutical R&D site, known as Groton/New London Laboratories. Dr. Hutson is also a director at Endo Pharmaceuticals, Inc. and Inspire Pharmaceuticals, Inc.

Mr. Moulder has served as one of Cubist’s directors since February 2010. Since June 2010, Mr. Moulder has served as Chief Executive Officer of TESARO, Inc. From April 2009 to January 2010, Mr. Moulder served as Vice Chairman, President and Chief Executive Officer of Abraxis BioScience, Inc., or Abraxis, and as President and Chief Executive Officer of Abraxis’s wholly-owned operating subsidiary, Abraxis BioScience, LLC, and the Abraxis Oncology division. Before that, he served as Vice Chairman of Eisai Corporation of North America from January 2008 until January 2009, after Eisai Inc. acquired MGI PHARMA, Inc., where he served as President and Chief Executive Officer since May 2003. Mr. Moulder also serves on the Board of Visitors of the Temple University School of Pharmacy. During the previous five years, Mr. Moulder also has served as a director of MethylGene, Inc.

Dr. Rosenberg has served as one of Cubist’s directors since March 2005. Since 2003, Dr. Rosenberg has been the Chief Scientific Officer of Promega Corporation. Dr. Rosenberg is a director of Promega Corporation, the Medical College of Wisconsin Research Foundation, and Scarab Genomics, LLC, a biotechnology company. Dr. Rosenberg also served as a member of Council for the National Institutes of Allergy and Infectious Diseases at the National Institute of Health from 2005 through 2010.

Mr. Singleton has served as one of Cubist’s directors since June 2003. From 2000 to the present, he has served as Executive Vice President and Chief Financial Officer of CitationAir (formerly CitationShares, LLC), a wholly-owned subsidiary of Cessna Aircraft Company and Textron Inc. During the previous five years, Mr. Singleton has served as a director of Salomon Reinvestment Company Inc.

Mr. Soeters is a citizen of the Netherlands and has served as one of Cubist’s directors since September 2006.  Since 1980, Mr. Soeters has worked at Novo Nordisk, a global health care company located in Copenhagen, Denmark. Since 2008, Mr. Soeters has served as President of Novo Nordisk Europe A/S. From 2000 to 2007, Mr. Soeters served as President, North America and Senior Vice President of Novo Nordisk, Inc. He is also executive committee member of the European Federation of Pharmaceuticals Industries and Associations (EFPIA) Heads of Europe. He is a member of the Board of Directors of the Steno Diabetes Center in Gentofte, Denmark. Mr. Soeters also has served as a director of Pharmacopeia, Inc. from 2006 through 2008.

Dr. Wood has served as one of Cubist’s directors since March 2005. Dr. Wood is currently an Orthopedic Surgeon and retired President-emeritus of the Mayo Foundation and Professor of Orthopedic Surgery, Mayo Clinic School of Medicine. He was previously Chief Executive Officer of the Mayo Foundation from 1999 until 2003. Dr. Wood is also a director of SingHealth, an integrated health system in Singapore, STERIS Corporation, a medical device company, and two private health care-related companies: Helix Medical LLC, and Polyglot Systems, Inc.

Purchaser Directors and Executive Officers:

Mr. Bonney has served as President and a director of Purchaser since its formation in October 2011. Please see “Cubist’s Directors and Executive Officers” above for additional information about Mr. Bonney.

Mr. McGirr has served as Treasurer and a director of Purchaser since its formation in October 2011. Please see “Cubist’s Directors and Executive Officers” above for additional information about Mr. McGirr.

Ms. Joseph — has served as Secretary and a director of Purchaser since its formation in October 2011. Please see “Cubist’s Directors and Executive Officers” above for additional information about Ms. Joseph.

SCHEDULE II

Shares of Common Stock of Adolor Corporation Beneficially Owned by Stockholders

Stockholder	Shares Owned	Shares issuable upon exercise of outstanding options, restricted stock and deferred stock units
Armando Anido	10,450	230,000
Michael R. Dougherty	215,661	1,888,750
Georges Gemayel	7,406	195,000
Paul Goddard	32,406(1)	254,000
George V. Hager	13,332	230,000
John M. Limongelli	34,950	476,250
David Madden	761,407	375,000
Guido Magni	5,141	155,000
George R. Maurer	26,025	459,826
Claude H. Nash	41,109	254,000
Donald E. Nickelson	118,605(2)	230,000
Stephen W. Webster	23,750	396,250

(1) Includes 27,265 shares owned by The Goddard Family Trust, Paul Goddard and Jacqueline Goddard Trustees.

(2) Includes 10,000 shares owned by The Nickelson Family Trust, of which Mr. Nickelson is the sole trustee.